U N I T E D S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the fiscal year ended	December 31, 2012

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
	For the transition period from	to

Commission file number	1-6887

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bank of Hawaii Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Hawaii Corporation
130 Merchant Street
Honolulu, Hawaii 96813

REQUIRED INFORMATION

Listed below are the financial statements and exhibits filed as part of the annual report.

A.	Financial Statements

	1.	Report of Independent Registered Public Accounting Firm
	2.	Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011
	3.	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2012 and 2011
	4.	Notes to Financial Statements
	5.	Schedule of Assets (Held at End of Year)

B.	Exhibits

Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan.      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bank of Hawaii Retirement Savings Plan
(Name of Plan)

Date:	June 17, 2013	/s/ PETER S. HO
Peter S. Ho
Chairman of the Board and Chief Executive Officer, and President of Bank of Hawaii Corporation

/s/ KENT T. LUCIEN
Kent T. Lucien
Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation

/s/ DEREK J. NORRIS
Derek J. Norris
Senior Executive Vice President and Controller of Bank of Hawaii Corporation

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE Bank of Hawaii Retirement Savings Plan Years Ended December 31, 2012 and 2011 With Report of Independent Registered Public Accounting Firm

Bank of Hawaii Retirement Savings Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

The Audit & Risk Committee
Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Hawaii Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Honolulu, Hawaii
June 17, 2013

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
	(In Thousands)
Assets
Investments, at fair value	$394,751	$359,113

Receivables:
Employer contribution	5,525	5,423
Notes receivable from participants	6,574	6,536
Net assets reflecting investments at fair value	406,850	371,072

Adjustment from fair value to contract value for interest in collective trust related to fully benefit-responsive investment contracts	(3,578)	(3,289)
Net assets available for benefits	$403,272	$367,783

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
	(In Thousands)
Additions
Investment income (loss):
Interest and dividend income	$10,275	$9,150
Net appreciation (depreciation) in fair value of investments	28,444	(9,352)
	38,719	(202)

Interest income on notes receivable from participants	284	288

Contributions:
Participants	10,063	10,205
Employer	9,789	9,740
Participant rollovers	508	358
	20,360	20,303

Total additions	59,363	20,389

Deductions
Benefits paid	(23,788)	(30,826)
Administrative and other expenses	(86)	(90)
Total deductions	(23,874)	(30,916)
Net increase (decrease)	35,489	(10,527)

Net assets available for benefits:
Net assets available for benefits at beginning of year	367,783	378,310
Net assets available for benefits at end of year	$403,272	$367,783

See accompanying notes.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2012 and 2011

1. Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively, the “Company”) who have at least 60 days of service. In addition, the Company provides matching contributions after completion of 12 months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by Bank of Hawaii (the “Bank” or the “Plan Administrator”), a subsidiary of the Company. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company (“Vanguard”), as trustee, and all benefits are provided by such trust.

Contributions

Participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of participants equal to $1.25 for each $1.00 contributed by participants, up to 2% of the participants’ eligible compensation, and $0.50 for every $1.00 contributed by participants over 2%, up to 5% of the participants’ eligible compensation. A 3% fixed contribution and a discretionary value-sharing contribution, that is linked to the Company’s financial goals, are made regardless of whether the participating employee contributes to the Plan and are invested in accordance with the participant’s selection of investment options available under the Plan. Value-sharing contributions for the years ended December 31, 2012 and 2011, were approximately $1,900,000 and $1,800,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Vesting

Under current Plan provisions, participants are immediately vested in their accounts.

Forfeitures

Forfeitures may be credited against employer contributions required for the calendar year. During the year ended December 31, 2012, the forfeiture balance of approximately $118,000 was credited against employer contributions required for the plan year. There were no unvested amounts available to be used for future employer contributions as of December 31, 2012. As of December 31, 2011, the cumulative forfeited unvested amount available to be used for future employer contributions was approximately $2,000.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the current value of their account balance. Loan terms do not exceed five years unless the loan is used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and are made at a reasonable rate of interest. Principal and interest is repaid ratably into the participant’s account through payroll deductions. No loans are permitted from Bank of Hawaii Corporation common stock.

Benefit Payments

A participant is entitled to allocations of the Company’s fixed and value-sharing contributions for the calendar year in which the participant terminated employment due to retirement, disability or death. For termination of employment prior to retirement (normal and early), disability or death, the participant’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the participant consents in writing to such a distribution. For the money purchase accounts, participants are entitled to receive the vested portion of their account in the form of a joint and survivor or life annuity or may elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

Benefits Payable

There were no benefits approved but not yet paid as of December 31, 2012 and 2011.

Administrative Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Administrative expenses, including managed account fees, loan processing fees, and consulting fees and other expenses relating to purchases, sales, or transfers of the Plan’s investments are paid by the Plan.

Plan Termination

In the event that the Board of Directors of the Bank terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Payment of Benefits

Benefits are recorded when approved.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices. The units of the collective trust fund are valued at the net asset value ("NAV") established by the fund’s sponsor on the last business day of the plan year based on the fair value of the underlying assets. Shares of Bank of Hawaii Corporation stock are valued at the quoted market price at year-end.

The Vanguard Retirement Savings Trust IV is a collective trust investing primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and commercial banks. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Vanguard Retirement Savings Trust IV seeks to provide current and stable income while maintaining a stable share value of $1 per share net asset value. The fund seeks to achieve its objective by diversifying among high-credit-quality investments and investment contracts that are structured to smooth market gains and losses over time. The balance in the collective trust fund can be transferred into a stock fund, a balanced fund, or a bond fund with an average duration of more than four years as often as the participant chooses; however, it must remain there for 90 days before transferring it into a short-term bond or money market fund.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year-end are reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. The net realized gains and losses on investments sold is computed using the average cost method.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants at the measurement date. Fair value is based on the assumptions that management believes market participants would use when pricing an asset or liability. Fair value measurement and disclosure guidance established a three-level fair value hierarchy that prioritizes the use of inputs used in valuation methodologies. The three-level fair value hierarchy is as follows:

Level 1:
Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available. A contractually binding sales price also provides reliable evidence of fair value.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs that utilize model-based techniques for which all significant assumptions are observable in the market.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement; utilize model-based techniques for which significant assumptions are not observable in the market; or require significant management judgment or estimation, some of which may be internally developed.

In determining fair value measurements, management assesses whether the volume and level of activity for an asset or liability have significantly decreased. In such instances, management determines whether recent quoted prices are associated with illiquid or inactive markets. If management concludes that quoted prices are associated with illiquid or inactive markets, adjustments to the quoted prices may be necessary or management may conclude that a change in valuation technique or the use of multiple valuation techniques may be appropriate to estimate an asset or liability’s fair value.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs. The provisions of ASU 2011-04 amended Accounting Standards Codification (ASC) 820, Fair Value Measurement, to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The Plan adopted the provisions of ASU 2011-04 effective January 1, 2012. The adoption of ASU 2011-04 had no impact on the Plan's financial statements.

3. Investments

During the years ended December 31, the Plan’s investments appreciated (depreciated) in fair value as follows:

	2012	2011
	(In Thousands)

Mutual funds	$28,647	$(6,864)
Common stock	(203)	(2,488)
Net appreciation (depreciation) in fair value of investments	$28,444	$(9,352)

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, are as follows:

	2012	2011
	(In Thousands)

Vanguard Retirement Savings Trust IV	$71,089	$71,028
Vanguard 500 Index Fund	56,947	49,500
Vanguard Wellington Fund	53,047	48,001
Vanguard Windsor Fund	34,935	30,883
Bank of Hawaii Corporation Common Stock	33,973	38,184

The Plan invests in a collective trust, Vanguard Retirement Savings Trust IV, which owns fully benefit-responsive investment contracts. The Plan reflected the Vanguard Retirement Savings Trust IV at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of approximately $(3,578,000) and $(3,289,000) as of December 31, 2012 and 2011, respectively, in the accompanying statements of net assets available for benefits.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Assets

The following describes the valuation techniques and inputs used for each major class of assets recorded at fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the NYSE on which the individual security is traded.

Collective trust: Valued at the NAV of unit shares held by the Plan at year-end. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Assets Measured at Fair Value as of December 31, 2012:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Domestic stock	$120,848	$—	$—	$120,848
International stock	15,565	—	—	15,565
Blended and target date	119,416	—	—	119,416
Emerging market	6,289	—	—	6,289
Fixed income	27,536	—	—	27,536
Money market fund	35	—	—	35
Common stock	33,973	—	—	33,973
Collective trust	—	71,089	—	71,089
Total assets at fair value	$323,662	$71,089	$—	$394,751

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

4. Fair Value of Assets (continued)

Assets Measured at Fair Value as of December 31, 2011:

(Dollars in Thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Mutual funds:
Domestic stock	$104,296	$—	$—	$104,296
International stock	12,262	—	—	12,262
Blended and target date	105,820	—	—	105,820
Emerging market	5,046	—	—	5,046
Fixed income	22,191	—	—	22,191
Money market fund	286	—	—	286
Common stock	38,184	—	—	38,184
Collective trust	—	71,028	—	71,028
Total assets at fair value	$288,085	$71,028	$—	$359,113

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

6. Transactions and Agreements With Parties-in-Interest

Plan investments include shares of mutual funds managed by Vanguard, the trustee of the Plan. Accordingly, transactions involving shares of such mutual funds are considered party-in-interest transactions.

Transactions in shares of Bank of Hawaii Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During the years ended December 31, 2012 and 2011, the Plan made purchases of $1,629,000 and $1,979,000, respectively, and sales of $7,204,000 and $7,732,000, respectively, of Bank of Hawaii Corporation common stock on behalf of its participants. At December 31, 2012 and 2011, the Plan held 771,224 and 858,262 shares of Bank of Hawaii Corporation common stock, respectively, representing 8% and 10%, respectively, of the total net assets of the Plan.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

7. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code. The current Plan document was submitted to the Internal Revenue Service on January 31, 2011 and an updated determination letter regarding the Plan's tax qualification was requested. As of the date of this report, the issuance of the updated determination letter is pending with the Internal Revenue Service.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8. Reconciliation of Financial Statements to Draft Form 5500

The following is a reconciliation of the statement of net assets available for benefits and the statement of changes in net assets available for benefits at December 31, 2012 to the draft Form 5500 (in thousands):

Net assets available for benefits per the financial statements	$403,272
Adjustment to fair value for fully benefit-responsive investment contracts	3,578
Adjustment from deemed distribution	(27)
Net assets available for benefits per the draft Form 5500	$406,823

Net increase in net assets available for benefits per the financial statements	$35,489
Adjustment from deemed distribution	(27)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	289
Total net gain per the draft Form 5500	$35,751

Supplemental Schedule

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
(Dollars in Thousands)

December 31, 2012

	Number
	of Shares/		Current
Description	Units	Cost	Value

Mutual funds
Vanguard 500 Index Fund	433,487	*	$56,947
Vanguard Emerging Market Stock Index Fund	224,521	*	6,289
Vanguard Explorer Fund	26,313	*	2,091
Vanguard Growth Equity Fund	620,761	*	7,623
Vanguard High-Yield Corporate Fund	851,864	*	5,205
Vanguard International Growth Fund	807,750	*	15,565
Vanguard Mid-Cap Growth Fund	127,442	*	2,596
Vanguard Mid-Cap Index Fund	389,680	*	8,756
Vanguard Prime Money Market Fund	35,237	*	35
Vanguard Selected Value Fund	69,233	*	1,452
Vanguard Short-Term Federal Fund	1,118,521	*	12,080
Vanguard Small-Cap Index Fund	166,439	*	6,448
Vanguard Target Retirement 2010 Fund	101,476	*	2,449
Vanguard Target Retirement 2015 Fund	926,998	*	12,403
Vanguard Target Retirement 2020 Fund	362,384	*	8,636
Vanguard Target Retirement 2025 Fund	1,076,444	*	14,629
Vanguard Target Retirement 2030 Fund	271,438	*	6,346
Vanguard Target Retirement 2035 Fund	656,349	*	9,248
Vanguard Target Retirement 2040 Fund	120,985	*	2,805
Vanguard Target Retirement 2045 Fund	187,968	*	2,735
Vanguard Target Retirement 2050 Fund	64,148	*	1,481
Vanguard Target Retirement 2055 Fund	6,814	*	169
Vanguard Target Retirement 2060 Fund	1,307	*	29
Vanguard Target Retirement Income Fund	446,187	*	5,439
Vanguard Total Bond Market Index Fund	924,351	*	10,251
Vanguard Wellington Fund	1,567,592	*	53,047
Vanguard Windsor Fund	2,313,564	*	34,935
Total Mutual Funds			289,689
All investments are with parties-in-interest to the Plan.
*Participant-directed investment; the disclosure of cost is not required.

Continued on following page

Bank of Hawaii Retirement Savings Plan

EIN #99-0033900 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
(Dollars in Thousands)

December 31, 2012

	Number
	of Shares/		Current
Description	Units	Cost	Value

Collective Trust
Vanguard Retirement Savings Trust IV	67,510,660	*	$71,089

Common Stock
Bank of Hawaii Common Stock	771,224	*	33,973

Participant loans
Participant loans – interest rates ranging from 4.14% to 9.25%			6,574
			$401,325

All investments are with parties-in-interest to the Plan.

* Participant-directed investment; the disclosure of cost is not required.